

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-mail</u>
Motti Farbstein
Chief Operating and Financial Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petah-Tikva 49170, Israel

     Re: **Can-Fite BioPharma Ltd.**
             Confidential Draft Registration Statement on Form 20-F
             Submitted on April 15, 2013
             CIK No. 0001536196

Dear Mr. Farbstein:

Our preliminary review of your confidential draft registration statement indicates that it fails in material respects to comply with the requirements of the form. We will not perform a detailed examination of the draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note the following deficiency:

<u>Report of Independent Registered Public Accounting Firm, Page F-1</u>

1. We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. We also note that your footnote disclosure on page F-12 states that the financial statements complied with IFRS rather than IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB and disclosure in your footnotes that you have complied with IFRS as issued by the IASB or a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

If you were to publicly file and request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Motti Farbstein
Can-Fite BioPharma Ltd.
April 23, 2013
Page 2

        You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614
if you have questions regarding comments on the financial statements and related matters. Please
contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-
3715 with any other questions.

                                                Sincerely,

                                                /s/ Jeffrey P. Riedler

                                                Jeffrey P. Riedler
                                                Assistant Director

cc: Via E-mail
         Robert L. Grossman, Esq.
         Greenberg Traurig, P.A.